Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SMARTfit Inc.
20 N. Aviador St Unit C
Camarillo, CA 93010
https://www.smartfitinc.com/

Up to $1,069,999.84 in Class B Nonvoting Common Stock at $1.12
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SMARTfit Inc.
Address: 20 N. Aviador St Unit C, Camarillo, CA 93010
State of Incorporation: CA
Date Incorporated: May 16, 2013

Terms:

Equity

Offering Minimum: $9,999.36 | 8,928 shares of Class B Nonvoting Common Stock
Offering Maximum: $1,069,999.84 | 955,357 shares of Class B Nonvoting Common Stock
Type of Security Offered: Class B Nonvoting Common Stock
Purchase Price of Security Offered: $1.12
Minimum Investment Amount (per investor): $278.88

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Super Early Bird - First 7 days | SMARTfit Cap + 20% Product Coupon + 15% bonus shares

Early Bird Bonus - Next 7 days | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Volume

Tier 1 perk - ($500) | SMARTfit Cap + 20% Product Coupon + 2% bonus shares

Tier 2 perk - ($1000) | SMARTfit Cap + 20% Product Coupon + 5% bonus shares

Tier 3 perk - ($5,000) | SMARTfit Cap + 20% Product Coupon + 7% bonus shares

Tier 4 perk - ($10,000) | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Tier 5 perk - ($25,000) | SMARTfit Cap + 20% Product Coupon + 12% bonus shares + Zoom Call with Founder and CEO

Tier 6 perk - ($50,000) | SMARTfit Cap + 20% Product Coupon + 15% bonus shares + Zoom Call with founder and CEO

Product Coupon: usable on website orders, transferrable, expires 12 months from issuance, does not include shipping, tax or installation if needed

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SMARTfit Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Nonvoting Common Stock at $1.12 / share, you will receive 110 shares of Class B Nonvoting Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5926798/)

SMARTfit's cloud based data management system captures baseline tests and progress reporting quickly and automatically. This has a powerful effect on adherence as clients can quickly see the benefits of this training in graphs available by simply logging into their Android/iOS App.

SMARTfit's business model is multi-tiered. Starting off, we have created hardware and software solutions that get sold through a domestic and international distributor network, at a mark-up, into rehab facilities. Second, our cloud-based technology will collect subscription revenue from B2B and B2C rehab facilities, B2B and B2C commercial fitness facilities, and in the future B2C home fitness market. Third, revenue will be generated through providing data services to research institutions.

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets.

According to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 Billion USD, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Mark Management also sees our product playing a significant role in the Global Sporting Goods & Equipment Market, which was estimated by Research and Markets to be USD 49.35 billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source: https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

The home fitness equipment market has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs. Management believes SMARTfit is poised to enter this market. According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 Billion USD in 2019 and is projected to reach $11.45 Billion USD by 2027. (Source: https://www.globenewswire.com/news-release/2021/06/17/2248611/0/en/At-Home-Fitness-Equipment-Market-to-Garner-11-45-Billion-by-2027-Allied-Market-Research.html)

SMARTfit Inc. (formerly Multisensory Fitness Inc.) was incorporated in California on May 16, 2013. The corporation's name was changed to SMARTfit Inc., on October 20, 2016.

After the formation in 2013, the company acquired the assets and certain liabilities of Exercise Technology Inc. (an affiliated entity) in exchange for founder's shares. The acquisition enabled SMARTfit to fund the development of its operating system with an existing revenue stream and to maintain the talent required to take on the development of the new product lines.

In addition, the company has utilized technology from another affiliated entity, Multisensory Technologies Inc., under common ownership since June 1, 2013, pursuant to a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology from Multisensory Technology Inc. The purchase agreement requires the Company to pay a one-time fee of $100,000 plus a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid. See 2017 financial review.

The technology (operating system) purchased from Multisensory Technogies Inc. includes the following components for the operating systems of the SMARTfit products:

1. Targets' custom operating system to:

- Minimize CPU requirements (smallest, cost effective, high speed)
- Optimize CPU speed to keep up with data flow with minimal data transfer (to the CPU)
- Minimize interrupt latency and time-in-process
- Real time processing of incoming sensor data

2. CPU custom operating system to:

- Minimize CPU requirements (size, cost, speed)
- Minimize interrupt latency and time-in-process
- Ability to process 8 communication interfaces at system optimal speed
- Algorithms to process incoming processed sensor data according to the game being run
- Algorithms to "play games", ease of adding games of many styles
- Capable of processing 127 Targets
- Capable of processing 15 speaker/audio channels
- Capable of processing 15 displays for time or score

3. Sensing system to identify the location, proximity, pressure and accuracy of a "hits":

- Uses sound/vibration to detect "hits"
- Uses Target CPU algorithms to determine local hit (50nSec timing system)
- Uses Target CPU algorithms to determine "hit" strength

The company built on this operating system to develop its 6 product lines, the app and the app/user interface to drive the products in 45+ game categories (and counting), 9 market specific applications, launch on the HIPAA-compliant Microsoft Azure Cloud, cognitive and motor (while moving) testing capabilities, deployment of customized programming across multiple sites, and tracking and reporting of performance and progress. This makes SMARTfit the only product today that can both measure and provide interventions for a full range of cognitive and motor performance for all demographic groups.

Another affiliated entity is SMARTfit Active LLC, which is owned by the company (as a minority member) and a number of its shareholders. SMARTfit Active LLC has provided loans to the company to fund the completion of development and initial manufacturing of the company's new injection-molded product lines that provide the ability to scale manufacturing quickly.

Competitors and Industry

We currently operate in two highly competitive industries. Many companies manufacture, sell or distribute exercise equipment. Some of our competitors focus on one market; others compete with us in both markets.

1. Rehabilitation Exercise Equipment Industry: This industry focuses on addressing neurological and musculoskeletal conditions, both acute and chronic, including treatment in patients with TBIs, stroke, Parkinson's, and dementia. According to Global Market Insights 2019 report, the total addressable global rehab equipment market surpassed USD 18.6 Billion in 2019 and is poised to grow at over 7.8% CAGR to reach $31.2 Billion in 2026. (Source: https://www.gminsights.com/industry-analysis/rehabilitation-equipment-market) In addition, according to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 billion, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Mark

Competitors include non-immersive rehabilitation technologies such as Bioness BITS, Biodex, Jintronix, Flint Rehab, Dividat Senso, and GestureTek Health. Many of these companies focus on stroke and often limit their integration of gross-motor responses in favor of more isolated movements, such as moving the hand, arm, wrist, neck, and trunk, in a gamified on-screen context. SMARTfit is more focused on functional movements paired with a variety of cognitive tasks, whereas many competitors separate these functions.

2. Commercial Fitness Exercise Equipment Industry (includes general fitness, sports, tactical training, wellness, youth, and 55+ populations): This industry focuses on the goals of prevention of physical and cognitive decline in older adults and on enhancing physical and mental performance in athletes, tactical operators, and youth. According to Grand View Research, the global fitness equipment market is predicted to grow to $13.24 Billion by 2022 at an anticipated CAGR of 3.6%. (Source: https://www.grandviewresearch.com/press-release/global-fitness-equipment-market) Additionally, Research and Markets reports that the Global Sporting Goods & Equipment Market, was estimated to be USD 49.35 Billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source: https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

Competitors focus mainly on reaction training for sports, utilizing less cognitively demanding reaction lights and multiple object tracking. NeuroTrainer, NeuroTracker, Reflexion, and Trazer rely on following cues on 2D screens and in virtual-reality to engage perceptual-cognitive functions, whereas FitLight, Reaxing and Blazepods offer light-based colored targets (typically in LED formats) that are extinguished by proximity or touch. The primary difference with SMARTfit is the incorporation of a wider variety of cognitive stimuli (as opposed to simple reaction lights) and the capability to incorporate movements specific to the user's goals, as compared to touching or tapping small targets.

Important competitive factors include price, product quality and performance, diversity of features, warranties and customer service. Most of these competitors offer only a subset of SMARTfit's capabilities, focusing on emphasizing visual, cognitive, or motor functions, as opposed to combining them in a more functional, real-world context. We are also praised by customers for our outstanding training and customer service.

SMARTfit products are also distinguished from most competitors by our robust technology platform that includes a unique-to-the-market combination of durability (capable of withstanding major force strikes at impact), flexibility (proprietary software interface and operating system allow for multi-market custom programming), and functionality (includes rapid CPU processing) that enables multi-site remote system management, group training, recurring revenue subscription content offerings, and data collection methods and reporting within a cloud-based system.

Current Stage and Roadmap

<u>**Hardware, R&D and Manufacturing**</u>

SMARTfit has created its own operating system to handle the speed (matched to the fastest possible human motor response time) of the data exchange between the system and targets to deploy stimuli. The operating system functions through a line of products, each designed to meet the requirements of different markets and offering scalability of touch sensitivity, cognitive demand, and ability to take impact from most human, fitness, and sports equipment contact. The development of this custom operating system was necessary in order to deliver a simulation of larger-scale, cognitive-motor interaction at any level of function.

We manufacture at our headquarter facility in Camarillo, using domestic and overseas component suppliers. We are in early conversations to outsource scalable manufacturing of our Mini systems.

Development of the operating system, hardware and applications are substantially complete. We have been shipping product in the fitness market since 2018 and in the rehab market since 2019. Upgrades will continue to happen as we mature the platform leaving no customer behind. All hardware is designed to take future upgrades.

All SMARTfit products consist of three hardware components.

• A tablet or cell phone that hosts the iOS/Android **user interface app** which communicates to and from the powerful, high speed SMARTfit controller, deploying instructions and collecting data.

• The SMARTfit **controller** which receives programming instructions from the user interface app, deploys and manages the delivery of gamified content to and from the targets, target displays, target sensing system, on-board multi-channel audio systems and time clock. The controller delivers live reaction and accuracy data to the user interface which displays the information on its display screen in real-time. The controller also features high-speed communications of touch input faster than the fastest human, and is capable of managing up to 32-channels of Bluetooth input from wearable devices.

• The SMARTfit **computerized targets** which can be housed in either panels or pods, and they include a sensing system and robust LED displays (high definition video screens are in development). The sensing system manages the connection between human and machine measuring accuracy, speed, placement, and power upon contact with the SMARTfit system setting up a unique competitive advantage by training proprioception[1)] and modulation of power on contact during gameplay. All of this is accomplished by managing the high-speed communication to and from the controller in coordination with up to 128 other intelligent targets during game-play. In order to be responsive to a full range of human contact the sensing system is able to adjust to varied levels of human contact from light to heavy. The

LED displays deliver visual cues such as alpha-numerics, colors, and images (video is in development) that set-up an interactive relationship with participants who respond physically by touching the correct target.

1) *Proprioception is the perception or awareness of the position and movement of the body.*

This highly flexible configuration of hardware and software within its own operating system is practically limitless when it comes to expanding games and market specific programming well into the future.

We are currently selling the following products:

Mini

The SMARTfit Mini comes in two versions: Low Impact and High Impact Mini. Both versions are available as a wall-mount or a portable system and include nine computerized targets in a square training station.

The SMARTfit Mini is the ideal training solution for workouts that focus on concentrated cognitive and motor training.

We believe the SMARTfit Low Impact Mini's smaller footprint makes it ideal for tight spaces and its portability makes it a perfect option for delivering dual task training room-to-room in retirement communities and classrooms.

The SMARTfit Mini High Impact Systems are designed to withstand the power of any athlete and equipment such as air-filled balls and medicine balls.

Single

The SMARTfit Single can be wall-mounted, floor-mounted or portable, and can be optionally configured to interact with up to five portable Strike Pods to create a 360 degree training environment.

We consider the SMARTfit Single to be the ideal trainer for ball sports as it offers a larger playing area to catch rebounds.

Applications include turnkey personal training and small group training programs for sports performance, youth sports, return-to-play sports rehab and for wellness.

Strike-Pods

The SMARTfit Strike-Pods are portable and can be set up in nearly any configuration allowing the creation of endless workout environment combinations, each with unique ergonomic, physical and cognitive challenges. The Strike-Pods can operate independently or can be connected as additional touch points with the SMARTfit Single and SMARTfit Mini systems.

ProTrainer/MultiTrainer

The SMARTfit ProTrainer can be configured in two, three, or four connected sections to form an integrated electronic backboard, or, to form competing stations aligned side-by-side. Each section hosts its own scoreboard and 9 strike/touch-sensitive targets individually registering the location of each strike.

When operating as an electronic backboard, the sections register a single score. When operating as stations, each station will register its own competing score. This versatility offers the benefits of both large group/team training as well as training for ball sports where the system doubles as a responding opponent. The ProTrainer adjustable sensing system is designed to withstand impact from hands, feet, boxing gloves, and any air-filled medicine or sports ball.

We consider the SMARTfit® MultiTrainer to be the perfect training solution for large groups. Programming is available for fitness and team building programs for all ages especially youth and seniors.

Subscription

In 2022 we plan to add two levels of monthly subscriptions fees to our offering for all future sales. The commercial license subscription fee will be based on the value of the content and will initially range between $39 and $150 per month. The consumer subscription will allow individuals to track their own personal data and will initially be priced under $5 per month. We anticipate that this recurring revenue stream will produce substantial value to the Company in the coming years. As of this writing, we estimate that this will take 3 months of additional software development.

B2B Distribution

The domestic and international distributor networks are 50% contractually secured in the US and Canada, secured in China and Southeast Asia. Yet to be secured are Europe and South America. We are focused on training the 200 dealer/sales reps in the US who have come on board since March, which is where additional support staff are needed.

B2C Distribution

Online sales. No sales plan at this stage but it is expected that the home systems will initially be sold online.

Marketing

The experience of playing sells the products. SMARTfit will take the experience back to potential buyers as soon as Covid allows, through tradeshows, trials, and group demonstrations.

The Team

Officers and Directors

Name: Catherine Lamberti

Catherine Lamberti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Founder
  Dates of Service: May 15, 2013 - Present
  Responsibilities: Sets the direction of the company including product development and market entry focus. - $180k yearly - 10% paid in cash - 90% deferred

- **Position:** Chairperson of the board of directors
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Ensures the company focus is on staying legally compliant and focused on protecting the shareholders. - currently no compensation

Other business experience in the past three years:

- **Employer:** SuperSprings International
  Title: Director
  Dates of Service: July 18, 1996 - Present
  Responsibilities: Founder and member of the board of directors

Other business experience in the past three years:

- **Employer:** Exercise Technology Inc.
  Title: Director
  Dates of Service: April 19, 2011 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Multisensory Technologies Inc.
  Title: Director
  Dates of Service: January 10, 2013 - Present
  Responsibilities: Member of the Board

Name: James Manley

James Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Hardware and software design and development. $180k/yearly - $133k cash - $47k deferred - Total of 2M stock options - 1,666,667 vested, 333,333 outstanding to vest

- **Position:** Board Member
  Dates of Service: February 24, 2016 - Present
  Responsibilities: Board duties - currently no compensation

Other business experience in the past three years:

- **Employer:** US Government [Classified]
  Title: [Classified]
  Dates of Service: November 15, 2020 - Present
  Responsibilities: [Classified]

Other business experience in the past three years:

- **Employer:** Mulitsensory Technologies Inc.
  Title: Director
  Dates of Service: January 29, 2013 - Present
  Responsibilities: Member of Board of Directors

Name: Frauke Wittmer-Grant

Frauke Wittmer-Grant's current primary role is with FWG Consulting. Frauke Wittmer-Grant currently services estimated 15-30 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary

Dates of Service: May 13, 2013 - Present
Responsibilities: Takes care of the recording, monitoring of all securities and financial transactions relating to shareholders. $65/hour - all deferred

- **Position:** Interim Chief Financial Officer
  Dates of Service: August 31, 2020 - Present
  Responsibilities: Ensures the company records its financial transactions according GAAP standards. $65/hour - currently deferred

- **Position:** Board Member
  Dates of Service: May 17, 2013 - Present
  Responsibilities: Board Duties - currently no compensation

Other business experience in the past three years:

- **Employer:** FWG Consulting
  Title: Owner
  Dates of Service: July 01, 2000 - Present
  Responsibilities: Provide strategic business consulting services (focus on finance, legal, marketing, business development) to small to medium-sized technology companies domestically and internationally.

Other business experience in the past three years:

- **Employer:** Multisensory Technologies Inc.
  Title: Corporate Secretary
  Dates of Service: January 29, 2013 - Present
  Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

- **Employer:** Exercise Technology Inc.
  Title: Corporate Secretary
  Dates of Service: April 19, 2011 - Present
  Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

- **Employer:** Aerial Alchemy
  Title: CFO
  Dates of Service: July 01, 2018 - December 31, 2019
  Responsibilities: Strategic business planning, fundraising, oversee accounting, manage HR

Other business experience in the past three years:

- **Employer:** Santa Barbara Strings
  Title: Director
  Dates of Service: March 16, 2021 - Present
  Responsibilities: Board of Directors

Name: Diego Jacobson

Diego Jacobson's current primary role is with White Glacier Manufacturing Corp.. Diego Jacobson currently services monthly board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: September 23, 2021 - Present
  Responsibilities: New board member - currently no compensation

Other business experience in the past three years:

- **Employer:** White Glacier Manufacturing Corp.
  Title: CEO
  Dates of Service: January 13, 2014 - Present
  Responsibilities: To develop and market survival suits for cold water.

Other business experience in the past three years:

- **Employer:** Bluewater Defense
  Title: Founder and Director
  Dates of Service: March 30, 1988 - Present

Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Ridgetop Partners
  Title: Owner and Manager
  Dates of Service: January 01, 2005 - December 30, 2020
  Responsibilities: Managing industrial properties

Other business experience in the past three years:

- **Employer:** Exercise Technology Inc.
  Title: Director
  Dates of Service: June 27, 2012 - Present
  Responsibilities: Board Member

Name: Michael Hayes

Michael Hayes's current primary role is with Awake To Love Inc.. Michael Hayes currently services monthly board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: September 24, 2021 - Present
  Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. - currently no compensation

Other business experience in the past three years:

- **Employer:** Awake To Love Inc.
  Title: CEO
  Dates of Service: October 30, 2012 - Present
  Responsibilities: Responsible for strategy/content and consulting for clients.

Other business experience in the past three years:

- **Employer:** SuperSprings International
  Title: Director
  Dates of Service: October 01, 1998 - Present
  Responsibilities: Member of the Board of Directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Nonvoting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class B Nonvoting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member

of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the exercise equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Nonvoting Common Stock in the amount of up to $1,069,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you would get nothing. Even if we sell all the Class B Nonvoting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SMARTfit Inc. was formed on May 16, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SMARTfit Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SMARTfit is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there can be no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Competitors and other third parties may infringe, misappropriate or otherwise violate our trademarks, copyrights, trade secrets or other intellectual property. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or otherwise defeat our intellectual property rights through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, marketing, training, installation, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As our business is in part based on the internet and cloud services, we may be vulnerable to hackers who may access the data of our users, customers, investors and the companies that utilize our products, and platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our internet service provider could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we may collaborate with third parties for the development, manufacturing, and clinical evaluation of our products, we must, from time to time, share trade secrets with them. We seek to protect our proprietary technology by, among other things, entering into confidentiality agreements, consulting agreements, or other similar contracts with our employees, consultants, scientific advisers, researchers, and other contractors before disclosing proprietary confidential information. These contracts typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. However, the need to share trade secrets and other confidential information increases the risk that our trade secrets may become known by our competitors, may inadvertently be incorporated into the technology of others, or may be disclosed or used in violation of these agreements. We cannot guarantee that we will enter into such contracts with every person that may have or have had access to our confidential information or trade secrets. Monitoring unauthorized use or disclosure is difficult, and we do not know whether what we have done to protect our trade secrets and proprietary technologies will be effective. If any of the employees, consultants, scientific advisers, researchers and other contractors who enter into these contracts do breach or violate the terms of any of these agreements, we may not have adequate remedies for such breach or violation,

and we could lose our trade secrets as a result. Further, we preserve the confidentiality of our confidential information by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in our efforts, our security measures may be breached. Detecting the disclosure or misappropriation of confidential information and enforcing a claim that a person illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or is subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. On top of all that, our competitors may independently develop their own knowledge, methods and know-how equivalent to our trade secrets, in which case we would have no right to prevent them, or those to whom they disclose the information, from using it to compete with us. Furthermore, competitors could purchase our products and replicate or reverse engineer some or all of the competitive advantages from our technologies on which we do not have patent or copyright protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate the information, from using that information to compete with us. A competitor's discovery of our trade secrets or any unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects.

Tariffs on the import of components needed to manufacture our products can have an adverse effect on our gross margins, generation of future revenue, financial condition, and operating results.

International supply chains have been and may continue to be impacted by events outside of our control, limiting our ability to procure timely delivery of components or other supplies needed to manufacture our products. Importing and exporting has involved more risk, since 2016, with increasingly heated rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders, including with respect to tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported from there. These issues could be further exacerbated by the continuation of the COVID-19 pandemic. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on to deliver components needed to manufacture our products. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of current trade negotiations, especially increases in U.S. tariff rates on specified products from China. Further increases in our component costs could have a material effect on our gross margins. Tariffs causing the loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results.

We may be subject to product liability claims which could harm our financial condition and operating results.

The sale of our products exposes us to potential product liability claims. Customers and end users may sue us if any of our products sold to them fail to perform properly or injure the user. Furthermore, liability claims, whether or not valid or successfully prosecuted, could require us to spend significant time and money on defending our brand and our products. As such, any product liability claim likely would harm our reputation in the industry and the market, and our ability to develop and market our products in the future would be adversely affected. In order to mitigate the potential risk of liability claims the Company carries liability insurance for claims up to an amount of $2,000,000. Our liability insurance provides coverage for bodily injury or property damage related to our products. The prescribed limits include coverage for legal expense to defend the suits brought against the Company.

Increases in component costs, long lead times, supply shortages, and supply changes have disrupted our supply chain and may continue to do so, which can have an adverse effect on our business, financial condition, and operating results.

Our ability to support our customers depends in part on our ability to obtain timely and adequate delivery of components to manufacture our SMARTfit products. The components that go into the manufacture of our products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. We are therefore subject to the risks both of shortages and cost increases. Our ability to meet demand for our products has already been, and may in the future be, impacted by our reliance on the availability of components from these suppliers and their suppliers. We have already experienced component shortages and price increases, and we have raised the price of our products in turn. The availability of these components and the stability of their pricing cannot be assured. Any further interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to meet our scheduled product deliveries to our customers and future orders. Any of these circumstances, or a combination of them, could have an adverse effect on our business, financial condition, and operating results.

Actual or potential public health emergencies, epidemics, or pandemics (such as the current COVID-19 pandemic) could have a material adverse effect on our business, cash flow from operations, or financial condition.

The future impact of actual or anticipated epidemics, pandemics, or other public health emergencies on the Company, our suppliers, distributors, dealers, and customers could be widespread and substantial, depending on the nature of the emergency, governmental response, public reaction, and other factors. The impact of the current COVID-19 pandemic has included sickness, quarantines, cancellation of travel and events, business shutdowns, reduction in economic activity, unemployment, and supply chain disruption. These factors have had considerable adverse impacts on global economies and financial markets, and also to our supply chain and customer base. During the COVID-19 pandemic, our sales decreased slightly in 2020 compared to 2019. The continuing pandemic could result in future significant uncertainty regarding the sales of our products. Our sales could be adversely affected by, among other things, the temporary inability of our customers to purchase our products due to illness, quarantine, or travel restrictions; dealer, distributor, or customer closures caused by illness or by government restrictions; changes in interest or demand for our products; and fewer options for marketing and sales of products or other restrictions in connection with the public health emergency. If such events occur over a prolonged period, they could increase our costs and the difficulty of operating our business, including accurately planning and executing our operations or maintaining inventory levels, which may adversely impact our financial performance. The global financial and credit markets have experienced, and may continue to experience, disruption, uncertainty, and volatility as a result of COVID-19. Our access to capital resources and liquidity could be adversely impacted by such disruption, uncertainty, or volatility, including difficulty in obtaining credit or being able to obtain credit only on less favorable terms. The COVID-19 pandemic may continue to impact our operations, and the impact could be material. The continuing impact on our business operations could include, but are not limited to, significant numbers of employees falling ill with COVID-19 or its variants; closures necessitated by state and local "shelter-in-place" orders, safety precautions, employee illness, or self-quarantine measures; decrease in our operations' effectiveness as our employees work from home or as a result of new workplace safety measures; unavailability of key personnel necessary to conduct our business activities; and supply chain or sales/distribution interruptions and limitations. We rely in large part on dealers and distributors for sales and marketing of our products, and adverse impacts on their businesses or financial condition could adversely affect our operations including lower sales, delayed payment, interruptions to customer service, and increased credit risk. Our own efforts to manage, mitigate, and remedy these adverse consequences may be unsuccessful because the eventual effect of the COVID-19 pandemic depends on many aspects beyond our knowledge or control, including the severity and duration of the pandemic, actions taken by government authorities for the public safety, long-term economic recovery, and subsequent customer response.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Catherine Lamberti	10,920,000	Class A Voting Common Stock	22.08

The Company's Securities

The Company has authorized Preferred Stock, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 955,357 of Class B Nonvoting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

No rights at this time -- the board has not designated a preferred series

Material Rights

No such rights have been designated by the board at this time but presumably there will be a liquidation preference and possibly other rights if a Series of preferred stock is to be offered in the future.

Class A Voting Common Stock

The amount of security authorized is 80,000,000 with a total of 49,460,321 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount of outstanding common stock (on an undiluted basis) includes 32,255,066 shares issued and 2,205,255 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 15 million shares reserved for issuance under the company's Equity Incentive Plan, of which options for 9,417,620 are issued and vested, options for 507,332 are issued and unvested, and the balance is yet to be issued.

The total amount outstanding does not include securities to be acquired upon the exercise or exchange of other securities, and the exercise price or exchange value is not currently known or knowable.

Class B Nonvoting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Convertible Promissory Note

The security will convert into Class a voting common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,252,175.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Option of the noteholder

Material Rights

1. In case at any time or from time-to-time, the holders of the Notes shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the company; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the registered holder of a Note, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (ii) and (iii) above) which the holder would receive on the date of the exercise if on the date hereof the holder had been the holder of record of the number of shares of Common Stock into which this Note may be converted, and had thereafter, during the period from the date hereof to

and including the date of the exercise, retained the shares and any other or additional (or less) stock and other securities and property (including cash in the case peferred to in subdivisions (ii) and (iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

2. In case the Company shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company within twenty-four (24) months from the date of the transfer, then, in each case, the registered holder of a Note, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the registered holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), this Note, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the company, whether or not that person shall have expressly assumed the terms of this Note.

3. If at least 51% of the outstanding balance of the Notes are so converted at any time, the Company shall have the right to require the remainder of the Notes to be converted into Common Stock.

4. Notwithstanding anything to the contrary in the Note, a Note holder shall be prohibited from converting into shares of Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Note holder and the Company. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Company in which the holders of the Company's capital stock hold less than 50% of the voting power of the surviving entity.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $265,000.00
  Number of Securities Sold: 530,000
  Use of proceeds: Inventory, salaries in preparation for a big Q4/2021.
  Date: August 20, 2021
  Offering exemption relied upon: 506(b)
- **Type of security sold:** Convertible Note
  Final amount sold: $1,244,675.80
  Use of proceeds: Debt restructuring
  Date: December 31, 2020

Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,273,196.00
  Number of Securities Sold: 4,273,196
  Use of proceeds: R&D and working capital
  Date: February 24, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Net revenue for fiscal year 2020 was $697,363, down compared to fiscal year 2019 net revenue of $901,555 which was a direct result of all markets being shut down due to Covid-19 with the company relying on momentum generated during 2019. The US rehab, fitness, sports and youth markets were shut down completely and only started to show recovery in the second quarter of 2021. Domestically, the largest order came from the US Marines in 4th quarter 2020.

Our international distributors proved the strongest contributors to revenue especially Hong Kong, Switzerland and Singapore.

Cost of sales

Cost of sales in 2020 was $372,997, a decrease of approximately $144,000, from costs of $517,336 in fiscal year 2019. The reduction was largely due to the decrease in revenue as well as the reduction of operations and sales staff.

Gross margins

2020 gross profit was $324,366 compared with $384,219 in 2019 which is in line with the reduced revenue and cost of sales and improved margins due to staff reductions.

Expenses

Expenses in 2020 were $2,845,184 a decrease of $430,601 from 2019's expenses of $3,275,785. Of note, in both years, just over $1,300,000 reflects the amortization of the license purchase fee which was purchased in 2016. The balance of the decrease reflects the company's cost cutting actions during the Covid-19 shutdowns by the government.

The Company's expenses consist of, among other things, employee compensation, marketing and sales expenses, fees for professional services, and investment in research and development which is expensed.

Due to the pandemic, the decision was made to continue the company's investment in research and development as well as maintaining manufacturing capability to service incoming orders. In particular, extra investment was made to fast track a brain health solution for seniors who were confined to their rooms. This proved highly successful in the company's 2021 recovery.

Because of the shutdown of all of our US markets, the company eliminated sales staff and limited marketing expenses to supporting its international distributor network.

Historical results and cash flows:

The Company is currently in the initial production stage; and revenue generating. We believe the historical cash flows are not necessarily indicative of the revenue and cash flows expected for the future because the Company's revenues have increased to near break-even levels. Past cash was primarily generated through sales and equity investments. Our goal is to become profitable in 2022 and to accelerate manufacturing capability to support anticipated increasing demand for our products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 1, 2021, the Company has capital resources available in the form of credit card lines of credit for $56,000 from Capital One ($36k) and Barclay ($20k). These lines of credit currently have an outstanding balance of $21,733 (Capital One) and $0 (Barclay). Furthermore, the Company has access to a shareholder line of credit in the amount of $120,000 with an outstanding balance of $73,000. Cash on hand is $47,559 with $146,978 in collectible revenue due upon shipments in December 2021. Additional loans from related parties are available on an as-needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available, in addition to the funds from this Regulation Crowdfunding campaign, to cover any revenue shortfalls, until the Company becomes consistently cash flow positive.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Management plans to use the proceeds from the crowdfunding campaign to accelerate growth. If we meet our funding goal, of the total funds that our Company has, approximately 76% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely based on revenues and additional loans and equity investment available from related parties. This is based on a current monthly burn rate of $120,000 for expenses related to all operations and R&D. The founders plan to continue to fund any cash-flow shortfalls until the company is consistently revenue positive.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. Investment funds will be used to expand manufacturing capacity and accelerate sales. This is based on a current monthly burn rate of $120,000 for expenses related to all operations and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, other than another crowdfunding round within 18 months or additional capital from related parties.

Indebtedness

- **Creditor:** SMARTfit Shareholders Conv Note
  Amount Owed: $1,252,175.82
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023

- **Creditor:** Multisensory Technology Inc.
  Amount Owed: $100,000.07
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022

- **Creditor:** Peter Lamberti
  Amount Owed: $124,806.62
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** SMARTfit Active LLC
  Amount Owed: $189,225.52
  Interest Rate: 4.5%
  Maturity Date: December 31, 2022

- **Creditor:** Connie Stomper
  Amount Owed: $100,170.50
  Interest Rate: 10.0%
  No maturity date

- **Creditor:** Palius and O'Keefe
  Amount Owed: $2,495.00
  Interest Rate: 5.0%
  No maturity date

- **Creditor:** Tamara Boucar and Dave Moitis
  Amount Owed: $52,224.51
  Interest Rate: 8.0%
  No maturity date

- **Creditor:** Catherine B Lamberti
  Amount Owed: $72,683.49
  Interest Rate: 5.0%
  No maturity date

- **Creditor:** Mile 13 LLC
  Amount Owed: $40,000.00
  Interest Rate: 5.0%
  No maturity date

- **Creditor:** EIDL Loan
  Amount Owed: $160,000.00
  Interest Rate: 3.75%
  Maturity Date: June 17, 2050
  Currently no payments required

- **Creditor:** PPP - 2nd Draw
  Amount Owed: $171,210.00
  Interest Rate: 1.0%
  Applying for Forgiveness

- **Creditor:** Jack Reed
  Amount Owed: $30,000.00
  Interest Rate: 8.0%
  Maturity Date: February 11, 2022

- **Creditor:** Gina Sunseri
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: February 11, 2022

- **Creditor:** Dorothy Dege Donati
  Amount Owed: $5,000.00
  Interest Rate: 8.0%
  Maturity Date: February 11, 2022

Related Party Transactions

- **Name of Entity:** Smartfit Active LLC
  Names of 20% owners: Catherine B Lamberti - SMARTfit is also a member of SMARTfit Active LLC
  Relationship to Company: Joint Venture
  Nature / amount of interest in the transaction: SMARTfit Active LLC is the lender of up to $191,000 in this joint venture.
  Material Terms: see attached operating agreement.

- **Name of Entity:** Multisensory Technologies Inc.
  Names of 20% owners: Catherine B Lamberti
  Relationship to Company: Creditor
  Nature / amount of interest in the transaction: Sale of Intellectual Property in exchange for royalty.
  Material Terms: Note payable of $100,000, unsecured, payable in full, including interest at 6%, on December 31, 2022. The royalty is a contingent liability based on future sales.

- **Name of Entity:** Peter Lamberti
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Note Payable $124,807
  Material Terms: Unsecured, payable in full, including interest at 8%, on December 31, 2022

- **Name of Entity:** LT Debt from Existing Shareholders
  Relationship to Company: Existing Shareholders
  Nature / amount of interest in the transaction: Convertible Note - principal $1,252,175
  Material Terms: Convertible Note, secured by property of the Company and payable in full, including interest at 10%, on December 31, 2023.

- **Name of Entity:** Catherine B Lamberti
  Relationship to Company: CEO, Director, 20%+ Owner
  Nature / amount of interest in the transaction: Line of credit of approximately $73,000
  Material Terms: Line of credit, unsecured, no maturity date, interest at 5%.

- **Name of Entity:** Mile 13 LLC
  Names of 20% owners: Owner was an officer, director and promoter at the time the loan was made.
  Relationship to Company: Promoter, Officer and Director at the time the loan was made.
  Nature / amount of interest in the transaction: Line of credit of $40,000.
  Material Terms: Line of credit, unsecured, no maturity date, including interest at 5%.

- **Name of Entity:** Connie Stomper
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Unsecured term loan for $100,171
  Material Terms: Unsecured term loan, no maturity date, interest at 10% p.a.

- **Name of Entity:** Palius & O'Keefe
  Names of 20% owners: none
  Relationship to Company: Liability acquired from predecessor
  Nature / amount of interest in the transaction: Payable $2,495
  Material Terms: Unsecured, payable, no maturity date, interest at 5% p.a.

- **Name of Entity:** Tamara Boucar
  Relationship to Company: Liability acquired from predecessor
  Nature / amount of interest in the transaction: Loan $13,980
  Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

- **Name of Entity:** David Moitis
  Relationship to Company: Liability acquired from predecessor
  Nature / amount of interest in the transaction: Loan for $38,244
  Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

Valuation

Pre-Money Valuation: $49,143,293.90

Valuation Details:

In attempting to put a value on our company's business and technology, taking into account the immensity of its market opportunities coupled with its first-to-market advantage, along with the many risk factors, management considered but found it impractical to calculate a fair value of the business at this time using only typical valuation methods such as a discounted stream of estimated possible profits, a multiple of future EBITDA, or comparable valuations in the industry .

Estimating possible future profits or future EBITDA cannot be done at this time due to the Covid-19 pandemic. Our company is in the early stages of opening only two of its six potential markets (rehab and assisted living, which are somewhat insulated from the effects of the pandemic). Our company cannot predict, however, when it will ramp-up in the other four markets (commercial fitness, sports, youth fitness/education, and the home fitness markets) because it is impossible to know how long the pandemic will last.

Management did review three comparable companies in the commercial and home fitness industries, with valuations ranging from $28 million to $80+ million. These companies included Liteboxer, Helix, and MacVon. While this information provided general guidance, these three companies offer only one or two product lines covering only one or two of the potential markets (not including the rehab or assisted living markets). Our company has multiple product lines with potential opportunities in at least six different markets.

We believe our company is more comparable to Peleton, which (after its acquisition of Precor) has multiple product lines in multiple markets. Peleton is presently valued at $30+Bn with annual sales of $1Bn, a multiple of 30 times revenue. Our 4Q21 sales revenue may indicate a 15x multiple, but a multiple of annual revenue is not appropriate for our company because, until mid-2021, our company was focused on using customer feedback to complete research and development. The company has now started to ramp up sales in the two markets most insulated from the effects of the pandemic, as mentioned above, but is prepared to ramp-up the other markets when appropriate.

Our company's proprietary technology includes the company's operating system, multiple market applications, app-based user interface, HIPAA-compliant Cloud database (currently gathering the first of its kind cognitive-motor data), multi-site management, and hardware product lines, which are all ready for market. Over the last six months, the company has achieved solid market acceptance, with accelerating sales from repeat customers (our largest customer has taken delivery of 60 systems in just the past five months).

We therefore believe that the primary drivers of the current fair enterprise value of our company include significant intangible assets, such as our developed platform intellectual property, market acceptance of our products, our knowledge and experience, our ongoing business relationships, our independent clinical research relationships, and our first-mover advantage.

Considering the factors discussed above, management has estimated a pre-money valuation of around $49 Million USD, strictly for the purpose of this offering, calculated based on our fully diluted share capitalization (including stock options issued or reserved for issuance under equity incentive plans and outstanding warrants).

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding vested options and warrants are exercised; and

In making this calculation we have not assumed:

(i) any shares reserved for issuance under a stock plan are issued; an

(ii) any unvested options are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,252,175.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This was determined internally by the company, without an independent third-party valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Fees*
  96.5%
  StartEngine Fees

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Inventory*
  40.0%
  Electronics and hardware purchases to fulfill projected sales.
- *Operations*
  20.0%
  Factory operating costs including labor to support sales growth and engineering costs to keep refining and improving the product lines.
- *Sales, Marketing, Customer Support*
  20.0%
  Staff Cost to support sales growth
- *Working Capital*
  16.5%
  Administrative costs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smartfitinc.com/ (www.smartfitinc.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smartfit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SMARTfit Inc.

[See attached]

ADVISORS for WHAT'S NEXT

SMARTfit, Inc.

Financial Statements and Supplementary Information

(Reviewed)

December 31, 2020 and 2019

SMARTfit, Inc.

Table of Contents
December 31, 2020 and 2019

ADVISORS for WHAT'S NEXT

Independent Accountant's Review Report

To the Board of Directors
SMARTfit, Inc.
Camarillo, California

We have reviewed the accompanying financial statements of SMARTfit, Inc. (the Company), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

RKL LLP

December 16, 2021
Wyomissing, Pennsylvania

SMARTfit, Inc.

Balance Sheet

See Independent Accountant's Review Report

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash	**$ 6,712**	$ 11,290
Accounts receivable	**74,588**	3,768
Inventories	**199,480**	206,474
Prepaid expenses	**31,518**	18,188
Total Current Assets	**312,298**	239,720
Property and Equipment		
Computer equipment	**10,905**	10,905
Factory equipment	**2,449**	2,449
Vehicles	**13,515**	13,515
Molds, tooling, and demo units	**76,400**	77,454
Leasehold improvements	**8,143**	8,143
	111,412	112,466
Accumulated depreciation	**(87,241)**	(60,507)
Property and Equipment, Net	**24,171**	51,959
Other Assets		
Deposits	**39,205**	39,205
Intangible assets, net of accumulated amortization	**3,835,900**	5,154,641
Total Other Assets	**3,875,105**	5,193,846
Total Assets	**$ 4,211,574**	$ 5,485,525

See accompanying notes.

SMARTfit, Inc.

Balance Sheet (continued)

See Independent Accountant's Review Report

		December 31,	
		2020	2019
Liabilities and Stockholders' Deficit			
Current Liabilities			
Accounts payable		**$ 302,541**	$ 341,695
Current portion of long-term debt		**225,929**	741,554
Customer deposits		**111,880**	138,373
Accrued expenses		**46,825**	233,689
Accrued payroll		**105,850**	385,714
Accrued compensated absences		**26,059**	25,897
Unearned revenue		**1,435**	5,668
Total Current Liabilities		**820,519**	1,872,590
Long-Term Debt, Less Current Portion		**1,896,653**	236,890
Accrued Royalties		**9,072,700**	9,057,230
Total Liabilities		**11,789,872**	11,166,710
Stockholders' Deficit			
Common stock, $1.00 par value per share, 2020 317,250; 2019 315,750 issued and outstanding		**317,250**	315,750
Additional paid-in capital		**6,426,534**	5,937,756
Accumulated deficit		**(14,322,082)**	(11,934,691)
Total Stockholders' Deficit		**(7,578,298)**	(5,681,185)
Total Liabilities and Stockholders' Deficit		**$ 4,211,574**	$ 5,485,525

SMARTfit, Inc.

Statement of Operations

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Net Sales	**$ 697,363**	$ 901,555
Cost of Sales	**372,997**	517,336
Gross Profit	**324,366**	384,219
Operating Expenses	**2,845,184**	3,275,785
Operating Loss	**(2,520,818)**	(2,891,566)
Nonoperating Income (Expense)		
Accrued executive payroll forgiveness	**200,000**	-
Interest expense	**(66,573)**	(45,756)
Total Nonoperating Income (Expense)	**133,427**	(45,756)
Net Loss	**$ (2,387,391)**	$ (2,937,322)

SMARTfit, Inc.

Statement of Stockholders' Deficit
See Independent Accountant's Review Report

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2018	$ 1,542,203	$ 3,810,532	$ (8,997,369)	$ (3,644,634)
Net loss	-	-	(2,937,322)	(2,937,322)
Sale of common stock	(1,226,453)	-	-	(1,226,453)
Contribution from stockholder	-	1,897,453	-	1,897,453
Stock options vested	-	178,456	-	178,456
Stock warrants vested	-	51,315	-	51,315
Balance at December 31, 2019	315,750	5,937,756	(11,934,691)	(5,681,185)
Net loss	**-**	**-**	**(2,387,391)**	**(2,387,391)**
Issuance of common stock	**1,500**	**148,500**	**-**	**150,000**
Stock options vested	**-**	**286,413**	**-**	**286,413**
Stock warrants vested	**-**	**53,865**	**-**	**53,865**
Balance at December 31, 2020	**$ 317,250**	**$ 6,426,534**	**$ (14,322,082)**	**$ (7,578,298)**

See accompanying notes.

SMARTfit, Inc.

Statement of Cash Flows

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Cash Flows from Operating Activities		
Net loss	$ (2,387,391)	$ (2,937,322)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	26,734	25,686
Amortization	1,318,741	1,294,945
Stock compensation expense	340,278	229,771
Loss on disposal of property and equipment	1,054	28,305
(Increase) decrease in assets		
Accounts receivable	(70,820)	2,913
Inventories	6,994	64,794
Prepaid expenses	(13,330)	8,296
Increase (decrease) in liabilities		
Accounts payable	(39,154)	114,881
Customer deposits	(26,493)	102,202
Accrued expenses	(186,864)	17,104
Accrued payroll	(279,864)	168,982
Accrued compensated absences	162	4,958
Unearned revenue	(4,233)	3,149
Accrued royalties	15,470	13,780
Net Cash Used in Operating Activities	(1,298,716)	(857,556)
Cash Flows from Investing Activities		
Purchase of property and equipment	-	(17,067)
Net Cash Used in Investing Activities	-	(17,067)
Cash Flows from Financing Activities		
Proceeds from long-term borrowings	1,885,692	459,000
Principal payments on long-term borrowings	(741,554)	(272,912)
Additional paid-in capital	148,500	1,897,453
Sale of common stock	-	(1,226,453)
Issuance of common stock	1,500	-
Net Cash Provided by Financing Activities	1,294,138	857,088
Net Decrease in Cash	(4,578)	(17,535)
Cash at Beginning of Year	11,290	28,825
Cash at End of Year	$ 6,712	$ 11,290
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$ 153,012	$ 11,975

See accompanying notes.

Note 1 - Nature of Business

SMARTfit, Inc. (the Company) develops and manufactures a revolutionary neurocognitive-motor training platform that measures and trains an individual's cognitive-motor capability. The Company's cloud based data management system is capable of providing much needed data on human cognitive function while a person is moving. The Company was established in California on May 16, 2013.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash on the accompanying balance sheet.

Accounts Receivable

Accounts receivable are carried at the original invoice amount, less an estimate made for doubtful receivables, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Management deems accounts receivable fully collectible at December 31, 2020 and 2019.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation of equipment and leasehold improvements are computed principally on the straight-line method over the property and equipment estimated useful lives.

Expenditures for maintenance and repairs are expensed against operations as incurred, and expenditures for renewals and betterments are capitalized. Upon sale or retirement of depreciable properties, the related cost and accumulated depreciation are removed from the accounts. All gains and losses on sale or retirement of property are reflected in earnings.

Note 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management determined that no impairment of long-lived assets existed as of December 31, 2020 and 2019.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and tax liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet, along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

The Company's U.S. Federal income tax returns for the years ended December 31, 2017 through the present are open to examination as are the Company's various state tax returns for the same period.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertainty in Income Taxes

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by various taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2017.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as performance obligations are satisfied.

The Company's revenue is primarily derived from sales of a neurocognitive-motor training platform. The Company's products are marketed and sold primarily to end-user commercial customers throughout the world. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies, and financial markets.

On sales that do not involve any on-site installation or training, revenue is recognized upon shipment and payment of the systems. Occasionally, the customer will request an on-site installation. When this happens, the Company recognizes revenue after the installation. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and not as a separate performance obligation.

As discussed previously, revenue from the sale of a neurocognitive-motor training platform is recognized at a point in time. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as early payment discounts, volume discounts, rebates, and rights of return, if applicable.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue reported/disclosed as "customer deposits") also is recorded.

Customers pay at the time the order is placed and before shipment of the product. Payment terms on invoiced amounts are typically 30 days only for government or military customers. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company generally provides an eighteen month warranty, as well as customer service, for its products. The Company pays for the shipping costs of exchanged parts. Historically, warranty claims have not resulted in material costs incurred. The Company does not consider warranties to be performance obligations.

The Company has elected to apply the ASC 606, *Practical Expedient,* which allows the Company to expense any costs to obtain contracts as incurred if the amortization period related to the resulting asset would be one year or less. The Company has no significant instances of contracts that would be amortized for a period greater than a year and; therefore, has no contract costs capitalized for these arrangements.

The Company has also elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects (when applicable) from its nonexempt customers that were assessed by a government authority. The Company, therefore, reports revenues net of sales tax.

Shipping and Handling

The Company includes shipping and handling costs in the cost of sales. Amounts billed to customers in sales transactions related to shipping and handling are classified as revenue and included in total revenue.

Advertising Costs

Advertising costs are charged to expenses as incurred. Advertising expenses for the years ended December 31, 2020 and 2019 amounted to $34,018 and $91,371, respectively.

Research and Development Costs

Research and development costs are charged to operations when incurred and included in operating expenses. The amounts charged for the years ended December 31, 2020 and 2019 were $599,809 and $694,686, respectively.

Note 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*, and subsequently amended in ASU 2019-10 and ASU 2020-05. The guidance in these ASUs supersedes the leasing guidance in Topic 840, *Leases*, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. The new standard is effective for privately held companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years beginning after December 15, 2022. The ASU is expected to impact the Company's financial statements, as the Company has certain operating leases for which it is the lessee. The Company will be evaluating the impact of this new guidance on the financial statements.

Note 3 - Inventories

Inventories consist of the following at December 31:

	2020	2019
Raw materials and supplies	**$ 183,834**	$ 184,218
Finished goods	**15,646**	22,256
	$ 199,480	$ 206,474

Note 4 - Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security Act created the Paycheck Protection Program (PPP) to provide certain small businesses with liquidity to support their operations during the COVID-19 pandemic. The PPP is a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll.

The loan has a 1% fixed interest rate and is due in two years. However, the loan is eligible for forgiveness in full or in part, including any accrued interest under certain conditions and is subject to audit by the U.S. Government. The loan will be forgiven if the loan proceeds were used for eligible purposes, including payroll, benefits, rent, and utilities, and the Company maintained its payroll levels for 24 weeks.

Note 4 - Paycheck Protection Program Loan (continued)

On May 1, 2020, the Company received loan proceeds in the amount of $171,210 under the PPP. The Company accounted for the PPP loan as a financial liability in accordance with ASC 470, *Debt*, after considering the following aspects: (a) the legal form of a PPP loan is debt, regardless of whether the Company expects the loan to be forgiven and (b) given the degree of uncertainty and complexity surrounding the PPP loan forgiveness process, this may impact a company's initial assessment.

Under ASC 470, the Company recognizes a liability for the full amount of PPP proceeds received and accrues interest over the term of the loan. No additional interest was imputed at a market rate because the guidance on imputing interest in ASC 835-30 excludes transactions where interest rates are prescribed by a government agency. The Company used the proceeds for purposes consistent with the PPP. The Company also met the conditions of forgiveness and obtained forgiveness in whole on January 16, 2021 (see Note 18). The amount forgiven (i.e. the Company is legally released from being the loan's primary obligor in accordance with ASC 405-20) is income from the extinguishment of the liability and will be recognized in the statement of operations as a gain on loan extinguishment for the year ending December 31, 2021. In considering the term of the loan and payment deferred portion, the Company determined that the loan balance of $171,210 at December 31, 2020 would be presented as noncurrent in long-term liabilities in the balance sheet.

Note 5 - Economic Injury Disaster Loan

On June 17, 2020, the Small Business Administration (SBA) authorized an Economic Injury Disaster Loan (EIDL) through the COVID-19 EIDL Loan Program, which is designed to provide economic relief to businesses that are experiencing a temporary loss of revenue. The Company entered into a loan agreement with the SBA for an authorized amount of $160,000. Monthly principal and interest payments of $731 will begin in June 2021 with the balance of principal and interest due thirty years from the date of the agreement. Interest will accrue at 3.75% per year on funds advanced. The loan is collateralized by property of the Company.

Note 6 - Income Tax Matters

The net deferred tax asset (liability) consisted of the following components for the years ended:

	December 31, 2020	December 31, 2019
Deferred Tax Assets		
Net operating losses	**$ 1,766,404**	$ 1,493,943
Intangible assets	**150,542**	149,210
Accrued expenses	**9,318**	27,471
Deferred Tax Liability		
Property and equipment	**(6,626)**	(3,042)
Valuation Allowance	**(1,919,638)**	(1,667,582)
	$ -	$ -

Note 6 - Income Tax Matters (continued)

The components giving rise to the net deferred tax liability described above have been included in the accompanying balance sheet at December 31, 2020 as a current liability.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that carryforwards are expected to be available to reduce taxable income.

The provision for income taxes charged to income consisted of the following for the years ended December 31:

2020	**Federal**	**State**	**Total**
Current tax expense	**$ -**	**$ 800**	**$ 800**
	$ -	**$ 800**	**$ 800**
2019			
Current tax expense	$ -	$ 800	$ 800
	$ -	$ 800	$ 800

The income tax provision differs from the amount of income tax determined by applying the income tax rates to pre-tax income for the years ended December 31, 2020 and 2019 due to increases (decreases) in taxable income resulting from expenses or income which are nondeductible or nontaxable for income tax purposes.

Note 7 - Convertible Promissory Notes

In December 2020, the Company opened the opportunity for short-term lenders who carried the Company during 2020 and 2019 to convert their loans to long-term debt. The convertible notes are secured by substantially all assets of the Company; however, the convertible notes are subordinate to creditors in the ordinary course of business and any bank debt.

Subject to the terms and conditions of the promissory note agreement by and among the Company and various lenders, dated as of December 31, 2020, the lenders loaned and the Company issued to the lenders convertible promissory notes with an aggregate principal amount of $1,252,175, subject to adjustment.

The Convertible Promissory Notes bear interest at a rate of 10% per annum, provided however, that the interest rate shall not exceed the maximum interest rate allowed by law from time-to-time.

The principal amount of the note and all accrued interest thereon shall be due and payable thirty-six months from the date of the note. The Company may repay any principal or interest under the note without penalty. Any prepayment shall be made to each holder of all the Notes issued in the same offering (collectively, the "Notes") on a pro rata basis as nearly as practicable to the proportion of the principal amount of the outstanding notes held by such holder. All computations of interest under the agreement and the notes shall be made on the basis of a year of 365 days for the actual number of days elapsed.

Note 7 - Convertible Promissory Notes (continued)

Upon occurrence of an event of default, as defined in the note agreement, holders of more than 75% of the then outstanding aggregate principal amount of the Notes, may, by written notice delivered to the Company prior to the date that such event shall have ceased to exist, declare such event to be an Event of Default and shall thereby, without limiting other remedies available to the Purchaser at law, in equity or otherwise, make all sums of interest and principal remaining on the Notes and all other sums outstanding under or in respect of this Agreement or the Notes immediately due and payable, following notice of default, but without presentment or demand for payment, protest or notice of nonpayment or dishonor, notice of intent to accelerate, notice of acceleration, or other notices or demands of any kind or character, except as specified in the note agreement.

At any time six months or less prior to the maturity date (or upon earlier notice of repayment by the Company), a purchaser may convert the outstanding principal amount of any note, together with the interest accrued thereon, or any portion of the outstanding principal amount and accrued interest, into shares of the Company's common stock at a conversion share price based on 70% of the then-current Company valuation, as determined by the Board of Directors in good faith.

Note 8 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2020	2019
Note payable (PPP) to bank; monthly payments including principal and interest at 1.00%. The note has been forgiven (see Note 18). The loan is unsecured and does not require guarantees	**$ 171,210**	$ -
Note payable to SBA, secured by property of the Company (See Note 5)	**160,000**	-
Note payable to a related party, unsecured and payable in full, including interest at 6%, on December 31, 2022	**100,000**	-
Note payable to a related party, unsecured and payable in full, including interest at 8%, on December 31, 2022	**124,807**	-
Convertible notes payable to related parties, secured by property of the Company and payable in full, including interest at 10.00% December 31, 2023 (See Note 5)	**1,252,175**	7,500
Bridge loan payable to a related party, unsecured and payable in full, including interest at 18.00%, on December 31, 2020. The loan was converted to a convertible note payable during December 2020	**-**	10,000

Note 8 - Long-Term Debt (continued)

	2020	2019
Bridge loan payable to a related party, unsecured and payable in full, including interest at 18.00%, on December 31, 2020. The loan was converted to a convertible note payable during December 2020	**$ -**	$ 8,000
Term loan payable to a related party, unsecured, including interest at 8.00%. The loan was converted to a convertible note payable during December 2020	**-**	62,000
Term loan payable to a related party, unsecured, including interest at 5.00%. The loan was converted to a convertible note payable during December 2020	**-**	80,000
Line of credit from a related party, including interest at 5.00%. A portion of the loan was converted to a convertible note payable during December 2020	**34,500**	107,000
Line of credit from a related party, including interest at 5.00%. A portion of the loan was converted to a convertible note payable during December 2020	**40,000**	95,000
Term loan payable to a related party, unsecured, including interest at 5.00%. The loan was converted to a convertible note payable during December 2020	**-**	16,000
Term loan payable to a related party, unsecured, including interest at 5.00%. The loan was converted to a convertible note payable during December 2020	**-**	81,000
Term loan payable to a related party, unsecured and payable in full on December 31, 2022, including interest at 4.50%	**85,000**	-
Term loan payable to a related party, unsecured, including interest at 10.00%	**100,171**	106,565
Note payable to a related party, unsecured, including interest at 5.00%. The loan was converted to a convertible note payable during December 2020	**-**	48,923
Note payable to a related party, unsecured, including interest at 8.00%. The loan was converted to a convertible note payable during December 2020	**-**	43,700

Note 8 - Long-Term Debt (continued)

	2020	2019
Note payable to a related party, unsecured, including interest at 5.00%. The loan was converted to a convertible note payable during December 2020	**$ -**	$ 9,483
Note payable to a related party, unsecured, including interest at 8.00%. The loan was converted to a convertible note payable during December 2020	**-**	83,551
Note payable to a related party, unsecured, including interest at 5.00%	**2,495**	2,495
Note payable to a related party, unsecured, including interest at 8.00%	**13,980**	14,980
Note payable to a related party, unsecured, including interest at 8.00%	**38,244**	38,244
Note payable to a related party, unsecured, including interest at 4.125%. The loan was converted to a convertible note payable during December 2020	**-**	164,003
	2,122,582	978,444
Current portion	**(225,929)**	(741,554)
	$ 1,896,653	$ 236,890

Future minimum maturities of notes payable, assuming no changes in current terms, consist of the following for the five years ending December 31, and thereafter:

2021	**$ 225,929**
2022	**485,987**
2023	**1,252,175**
2024	**2,872**
2025	**2,981**
Thereafter	**152,638**
	$ 2,122,582

Note 9 - Incentive Stock Plan

The Company adopted the 2017 Incentive Stock Plan (the Plan) during 2017 and reserved 15,000,000 shares of common stock for issuance under the Plan. The purpose of the Plan is to retain directors, executives, salaried employees and consultants and reward them for making major contributions to the success of the Company. The Plan creates long-term incentive awards thereby providing participants with a propriety interest in the growth and performance of the Company. The Plan permits the grand of incentive stock options, nonstatutory stock options, stock awards, and restricted stock purchase offers. The restrictions on the stock purchase offers refer to provisions such as repurchase, transfer, and forfeiture rights and do not create a separate class of common stock.

Under the Plan, the exercise price of each incentive stock option cannot be less than 100% of the fair market value of the Company's stock on the grant date or less than 110% for anyone considered an "Insider" (owns more than 10% of the voting stock). The exercise price of each nonstatutory option cannot be less than 85% of the market value of the Company's stock on the grant date. The options should be exercised over a period of no longer than five years, unless the Board of Directors approves an expiration for non-Insiders of up to 10 years from the grant date. The options begin vesting one year from the grant date, unless specifically determined otherwise by the Board of Directors, and vest at least ratably over the term.

At December 31, 2020 and 2019, the exercise price is $0.28 per stock option.

The fair value of the options is determined using the Black-Scholes option-pricing model. Significant assumptions used in determining the fair value of the options issued in 2017, based on a weighted average, are as follows:

Dividend yield	0.00%
Expected term	5.62 years
Risk-free rate	1.99%
Common stock volatility	68.13%

A summary of the Company's incentive stock option activity for the years ended December 31, 2020 and 2019 is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2019	9,599,654	$ 0.28
Granted	9,650,500	0.28
Canceled	(8,936,875)	0.28
Exercised	-	0.28
Outstanding at December 31, 2019	10,313,279	0.28
Exercisable at December 31, 2019	7,085,061	$ 0.28

Note 9 - Incentive Stock Plan (continued)

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2020	10,313,279	$ 0.28
Granted	3,171,673	0.28
Canceled	(3,530,000)	0.28
Exercised	-	0.28
Outstanding at December 31, 2020	9,954,952	0.28
Exercisable at December 31, 2020	8,769,844	$ 0.28

Expense resulting from the incentive stock options that vested during 2020 and 2019 was $286,413 and $178,456, respectively, and is presented in stock compensation expense in the accompanying statement of operations.

Note 10 - Stock Warrants

Certain stockholders have also received warrants as attachments to stock purchase agreements and other financing arrangements. The total number of warrants outstanding at December 31, 2020 and 2019 was 1,675,255 and 1,600,255, respectively, and have a weighted average exercise price of $0.82 per warrant. There were no warrants exercised during 2020 and 2019. Expense resulting from the stock warrants is recorded ratably over the five-year term using the estimated fair value of each option to purchase stock at December 31, 2020 and 2019. The expense in 2020 and 2019 was $53,865 and $51,315, respectively, and is presented in stock compensation expense in the accompanying statement of operations. The annual expense of the warrants over the next four years is as follows:

2021	$ 53,865
2022	25,322
2023	13,957
2024	2,550

Note 11 - Operating Leases

The Company leases office and production space at monthly lease payments of $7,634 through March 2021. In March 2021, the Company moved its headquarters and factory to a new location and signed a new lease. The monthly lease payments are $6,144 through February 2023.

The total minimum rental commitment at December 31, 2020 under the above mentioned lease is due as follows:

2021	$ 78,198
2022	73,728
2023	12,288

Note 12 - Major Customers and Major Suppliers

The Company sells and purchases primarily to customers and suppliers on open accounts. Although there are many potential customers and suppliers, a loss of a major customer or major supplier, or inability to obtain new major customers or major suppliers could have a significant short-term adverse impact on operating results.

Note 13 - Concentration of Credit Risk

The Company has deposit accounts with a financial institution that, at times, may exceed insured limits. The Company believes they are not exposed to any significant credit risk with regard to their cash.

Note 14 - Related Party Transactions

The Company has had, and may be expected to have in the future, transactions in the ordinary course of business with Company shareholders and organizations with which they are associated. See Note 8 for further details.

Note 15 - Intangible Asset and Accrued Royalties

The Company has utilized technology from a related party since June 1, 2013 under a licensing agreement. The Company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology. The purchase agreement requires the Company to pay a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid.

As part of the technology acquisition, the Company recognized the contingent consideration at the fair value of the expected royalty payments, which were based on unit sales projections. The royalty liability was recorded at the net present value of the future payments using a 12% weighted average cost of capital. No royalty payments have been made as of December 31, 2020.

The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. The technology is presented as an intangible asset valued at $9,051,498 in the accompanying balance sheet as of December 31, 2020 and 2019. The Company has elected to amortize the technology, which is a finite lived intangible asset, on a straight-line basis over a period of seven years. Accumulated amortization was $5,215,598 and $3,896,857 as of December 31, 2020 and 2019, respectively. Amortization expense for the years ended December 31, 2020 and 2019 was $1,318,741 and $1,294,945, respectively.

Accrued royalties were $9,072,700 and $9,057,230 at December 31, 2020 and 2019, respectively.

Note 16 - SMARTfit Active, LLC Partnership and Operating Agreement

In March 2020, the Company along with 10 shareholders, formed SMARTfit Active, LLC (the Partnership), which shall be treated as a partnership for Federal, state, and local income tax purposes. On December 1, 2020, the Partnership entered into an operating agreement with the Members. Under the terms of the agreement, the Partnership is engaged in establishing a new SMARTfit product line and making initial sales of the new products. To that end, the Partnership shall provide to the Company up to $120,000, such monies are to be used for the acquisition of molds and parts to complete the development and initial manufacturing of the new SMARTfit product line. The Partnership shall receive the gross revenues from initial sales and divide such revenues among the Class A and B Members. The managerial and decision-making authority over the Partnership's business affairs and everyday business operations are vested in the Members. The Company is a minority interest in the Partnership and has not and is not required to make a capital contribution. As of December 31, 2020, Member capital contributions amounted to $132,025, no other significant transactions occurred.

Note 17 - Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. The actions taken to mitigate it have had, and are expected to continue to have, an adverse impact on the economy, financial markets, public support, and the geographical area in which the Company operates. It is unknown how long these conditions will last and what the complete financial effect will be to the Company.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

Note 18 - Subsequent Events

The Company has evaluated subsequent events through December 16, 2021. This date is the date the financial statements were available to be issued. The following material events subsequent to December 31, 2020 were noted:

On January 16, 2021, the Company received full forgiveness on its PPP loan in the amount of $171,210.

In February 2021, the Company received its second PPP loan in the amount of $171,210. The Company has applied for loan forgiveness and is awaiting SBA approval.

During the third quarter of 2021, the Company sold 530,000 shares of common stock to existing shareholders for $265,000. The Company also issued 530,000 warrants at an exercise price of $0.01 per warrant.

During the third quarter of 2021, the Company experienced supply chain issues that cause a slowdown in order fulfillment.

During June 2021, SMARTfit Active LLC (see Note 16) amended their operating agreement to provide an additional $69,000, for an aggregate of $189,255 provided to the Company.

No other material events subsequent to December 31, 2020 were noted.

SMARTfit, Inc.

Cost of Sales

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Direct Materials		
SMARTfit product	**$ 184,308**	$ 233,663
Accessories	**21,169**	28,791
Inventory adjustments	**17,133**	27,724
Third party components	**1,535**	3,433
Cost of Direct Materials Used	**224,145**	293,611
Manufacturing Overhead		
Factory labor	**66,418**	110,004
Freight expense	**33,019**	37,198
Factory rent	**28,433**	31,681
Other	**12,852**	13,569
Service costs	**5,877**	28,684
Factory utilities	**2,253**	2,589
Total Manufacturing Overhead	**148,852**	223,725
Total Cost of Sales	**$ 372,997**	$ 517,336

SMARTfit, Inc.

Operating Expenses

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Selling Expenses		
Advertising	$ 34,018	$ 91,371
Salaries and wages	116,890	146,785
Sales expense	35,815	329,051
Total Selling Expenses	186,723	567,207
General and Administrative Expenses		
Bank charges and fees	25,453	31,833
Stock compensation expense	340,278	229,771
Insurance	10,628	11,596
Office expenses	48,338	56,814
Salaries and wages		
Administrative	171,271	192,645
Taxes	21,861	15,829
Professional fees	57,585	77,311
Taxes and licenses	17,344	19,466
Travel	6,263	18,980
Utilities	14,156	16,564
Total General and Administrative Expenses	713,177	670,809
Research and Development Expenses	599,809	694,686
Depreciation and Amortization	1,345,475	1,343,083
Total Operating Expenses	$ 2,845,184	$ 3,275,785

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SMARTfit

Your Brain Matters!


Game-Changing Fitness Equipment
Focusing on Brain Health

Website Camarillo, CA ELECTRONICS

$0.00 raised

0 Investors	$49.1M Valuation
$1.12 Price per Share	$280.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance and brain-body health in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- At SMARTfit, we believe our technology fits the entire spectrum of human health and brain-body fitness. Our products are already being used successfully in approximately 600 sites in 14 countries.
- This is a multi-billion dollar market spanning applications for rehab, active aging/medical wellness, tactical, sports, education, and home fitness training. In addition to system sales, the company intends to establish a healthy recurring revenue stream by tying B2B and B2C subscriptions to its streamed content which includes testing, programming, and competitions.
- We have a proven concept and multi-market acceptance with durable multiple product lines that are ready to scale. SMARTfit's incoming funds will fuel its expected hyper-growth, as post-pandemic adoption of fitness technology grows. We plan that our capital invested will be applied to sales growth and manufacturing expansion.

OVERVIEW

Brain and Body Fitness Programming to Enhance Performance in All Populations

Developed by **industry experts** and **scientifically proven** to produce fast results, SMARTfit combines brain and physical health, with functional fitness and sports performance training technology. SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source)


Gunnar Peterson explains the power of SMARTfit cognitive traini...
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GUNNAR PETERSON
CERTIFIED PERSONAL TRAINER
Watch on YouTube

Applications include:

- Neuro and Orthopedic Rehab in in-patient, out-patient, and medical wellness facilities
- Brain Health Programs for Assisted Adults in Long-term Care, Memory Care and Skilled Nursing Facilities
- Wellness and Active Aging programs for Independent Older Adults
- Sports Performance Training from Youth to Professional level
- Tactical Training for Military, Police, and Fire

SMARTfit products engage players of all ages and abilities with a revolutionary and comprehensive baseline test of cognitive capabilities while the participant is moving, followed up by turnkey programs to improve brain health and physical performance. This is known in the Physical Therapy world as Dual-Task training.


SMARTfit's data will also be of value to pharmaceutical companies to test how dosages affect motor and cognitive function.

The first of its kind, HIPAA protected encrypted data will provide normative information that will help in the following circumstances and will allow:

- **Pharmaceutical companies to test prescription dosage on motor and cognitive function** (medication side effects are a leading cause of falls in seniors).
- Neuro and speech therapists to compare and measure motor function in neuro-patients with acute and chronic conditions such as head injuries (Traumatic Brain Injury-TBI/concussion), stroke, Parkinson's, etc.
- Practitioners to track the rate of cognitive and motor decline in seniors, which can predict fall risk in order to effectively provide preventative training.
- Athletic trainers to measure and compare athletes' ability to function under extreme cognitive and physical pressure and fatigue.

THE PROBLEM

Today's Fitness Training neglects the Brain-Body connection, limiting transference to real life.

Today's Fitness Training neglects the Brain-Body connection, thus limiting transference to real life. Anthropologists and neuroscientists are working together to understand how humans' unique evolutionary history explains modern human physiological variation and how an evolutionary context can be used to improve health and well-being. (Source) Using an evolutionary-neuroscience approach to develop the Adaptive Capacity Model (ACM), they have detailed how and why physical activity improves brain function and the benefits of combining exercise and cognitive challenge to enhance neuroplasticity. (Source) They believe this perspective plays a major role in preventing and managing diseases that occur late in life. (Source)

As humans have become increasingly inactive, especially since the Industrial Revolution over 200 years ago, there has been a major decline in both physical and neurological health. (Source) (Source) (Source) In addition to rising obesity and increased inactivity, we face ever increasing rates of neurological conditions such as dementia (Source), Alzheimer's Disease (Source), Parkinson's Disease (Source), and autism (Source). Creating and connecting new neurons and neural pathways across the various domains of the brain is the first step to improving functional performance in all of life's pursuits.

SMARTfit's cloud-based, data-driven technology and video-supported programming does just that, both delivering and continually improving the world's most advanced solutions for measuring, assessing, and training physical, cognitive, and dual-task performance. Designed by top clinicians, trainers, and engineers, SMARTfit's highly engaging gamified solutions offer unmatched, industry-leading value to our customers and end users. Personalized and customizable for all ages, abilities, and levels, these solutions now include programming and data tracking for personal and group training along with multi-site organizational management capability.

- SMARTfit produces faster results,
- It is functionally transferable to real life,
- Most importantly, it is fun!

SMARTfit brings the entire neurological system into cooperation with the mind's intent.

> "All the best games are easy to learn and difficult to master."
> - Nolan Bushnell, founder of Atari and Chuck E. Cheese



Isolation of muscle groups misses the importance of the brain-body connection.

Traditional uni-planer exercise ignores the importance of the brain's lead role as the "conductor of the orchestra." Breaking down training programs into separate activities can result in joint injuries especially in older adults.

THE MARKET

Meeting the Unique Needs of Multiple Major Sectors

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets. Going forward, SMARTfit also sees its product playing a significant role in the global commercial fitness equipment market.

According to Global Market Insights 2019 report, the total addressable global rehab equipment market surpassed $18.6 billion in 2019 and is poised to grow at over 7.8% CAGR to reach $31.2 billion in 2026. (Source)

In addition, according to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 billion, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source)

Additionally, Research and Markets reports that the entire global sporting goods & equipment market size was an estimated $49.35 billion in 2020, and is expected to reach $53.74 billion in 2021, and at a Compound Annual Growth Rate (CAGR) of 9.26% to reach $91.77 billion by 2027. (Source)

Additionally, Grand View Research states that the entire global sports equipment market size was $66 billion in 2016, with an anticipated CAGR of 3.5% by 2025. (Source)

The **home fitness equipment market** has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs.

According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 billion in 2019 and is projected to reach $11.5 billion by 2027. (Source)

SMARTfit is positioned to enter this market.



SMARTfit is positioned to take a portion of the **$49.35B global sports equipment market.**

* Source

THE SOLUTION

Gamified Brain and Body Fitness Training

At SMARTfit, we developed our user-friendly neuro-cognitive fitness technology to address a broad range of markets in a single customizable app. SMARTfit systems provide rapid results with proven sustainability and adherence, and make training fun.

This approach **appeals to the kid in all of us**, resulting in strong appeal to a wide range of users.

Furthermore, SMARTfit's hardware solutions come in four configurable models and the pricing is highly competitive.

SMARTfit Mini - Low Impact and High Impact Models
The SMARTfit Mini comes in two versions: Low Impact and High Impact Mini. Both versions are available as a wall-mount or a portable system and include nine computerized targets in a square training station.

The SMARTfit Mini is the ideal training solution for workouts that focus on concentrated cognitive and motor training.

SMARTfit believes that the SMARTfit Low Impact Mini's smaller footprint makes it ideal for tight spaces and its portability makes it a perfect option for delivering dual-task training room-to-room in retirement communities and classrooms.

Programs suited to the Mini include:

- Neuro and Orthopedic Rehab
- Sports performance training for non-ball sports
- Early childhood education
- Active aging
- Geriatric rehab
- Boxing and martial arts.

The combination of cognitive and motor skills training is known to significantly speed up neuromotor skills and improvements in cognition.


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SMARTfit Single
The SMARTfit Single can be wall-mounted, floor-mounted or portable, and can be optionally configured to interact with up to five portable Strike Pods to create a 360 degree training environment.

The Company considers the SMARTfit Single to be the ideal trainer for ball sports as it offers a larger playing area to catch rebounds.

Applications include turnkey personal training and small group training programs for sports performance, youth sports, return-to-play sports rehab and for wellness.


SMARTfit
Seize The Now!

SMARTfit Strike Pods
The SMARTfit Strike Pods are portable and can be set up in nearly any configuration, allowing the creation of endless workout environment combinations, each with unique ergonomic, physical and cognitive challenges.

The Strike Pods can both operate independently or can be connected as additional touch points with the SMARTfit Single and SMARTfit Mini systems.


SMARTfit

SMARTfit ProTrainer/MultiTrainer Models
The **SMARTfit ProTrainer** can be configured in two, three, or four connected sections to form an integrated electronic backboard, or to form competing stations aligned side-by-side. Each section hosts its own scoreboard and 9 strike/touch-sensitive targets individually registering the location of each strike.

When operating as an electronic backboard, the sections register a single score. When operating as stations, each station will register its own competing score. This versatility offers the benefits of both large group/team training as well as training for ball sports where the system doubles as a responding opponent. The ProTrainer adjustable sensing system can withstand impact from hands, feet, boxing gloves, and any air-filled medicine or sports ball.


10
20
20
10
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SMARTfit
Seize The Now!

SMARTfit considers the **SMARTfit® MultiTrainer** to be the perfect training solution for large groups. It links up to four separate stations with each station accommodating up to 12 team members in round robin games. Programming is available for fitness and team-building programs for all ages especially youth and seniors.

These large group SMARTfit models will soon join the previously mentioned SMARTfit models on the Cloud, offering multi-site management of programming, scheduling, individual baseline tests and progress tracking and reporting. This will deliver a powerful assessment tool to organizations that provide fitness programming for large groups.


55
Players
in Training
838
50
SMARTfit

How We Are Different

SMARTfit's technology puts the brain in charge of exercise. The company has **gamified its system** so that it appeals to the general population, well beyond the 19.3% of people who already exercise every day, according to the CDC's 2020 report. (Source)


Value of Gamification
GAMIFICATION
learning
skill
achievement
competition
challenge
user engagement
goal
SMARTfit®
Your Brain Matters

SMARTfit provides multi-site organizations with the ability to deploy programming and monitor every individual site, trainer, and client to ensure quality of care. This meets the needs of large multi-site customers including retirement communities, fitness franchises, and hospitals.


SMARTfit is one of the only rehab solutions that combines cognitive motor tests and training.

According to SMARTfit's research, we are one of the only rehab equipment companies that provides both **cognitive motor testing and training** on the same piece of equipment, eliminating the need to invest in two separate technologies.

SMARTfit works with individual, small group, and large group training. The systems are **space efficient** as they attach to the walls providing ease of use in any multi-purpose room.

Medical Research Confirming Our Effectiveness

A study at Keck Medicine of USC demonstrated that SMARTfit improved outcomes of patients with Parkinson's when compared with traditional Physical Therapy. (Source)

Our Growing Traction

After nine years of technology development, SMARTfit's product lines including its proprietary operating system are defined, field-tested, and shipping, thereby paving the way to accelerated growth post-pandemic.


Rééduca innov' 2018
JEUDI 25 OCTOBRE 2018
10h - 12h
Pitchs des sociétés présélectionnées
17h30
Remise des Trophées
L'expérience kiné

SMARTfit won the Innovation Award when launched at the Physical Therapy Conference in Paris in October of 2018.



SMARTfit's factory is based in Camarillo, CA

SMARTfit applications for rehab, active aging/medical wellness, and both tactical and personal training/fitness are complete and available within the SMARTfit app on both iOS and Android platforms. SMARTfit's continually growing program libraries feature over 2000 video-supported activities.

Currently, SMARTfit is working with and supporting an estimated **600 sites in 14 countries** where early adopters have tested various aspects of the technology creating approximately $6 million in revenue since 2016.

Moving forward, the company is working on designing applications for sports training and youth development. In the new year SMARTfit plans to commence the building of its subscription model and live streamed gamification for sports, fitness, and home markets.

The company's software improvements are able to continue indefinitely in response to customer feedback.



SMARTfit has an estimated **600 sites** in **14 countries** for early adopters testing.

Over the past six months, the company has been signing major distributors and dealers who are positioned to distribute the products in the rehab, fitness, and sports markets.

SMARTfit has already acquired its **first two major accounts** – one to supply systems to 160 memory care facilities and the other to provide the anchor technology for an age 55+ fitness chain. Dozens more are in the pipeline.



SMARTfit has acquired its first two key accounts & has more coming soon.

In addition to system sales, SMARTfit plans to also generate revenue through the app via online subscriptions from B2B customers as well as B2C customers. Additionally, the Company has the ability to sell statistical data in the future while still protecting the privacy of all users.

WHY INVEST

Addressing Human Health on a Massive Scale

SMARTfit is a multi-faceted operating system built for applications across a variety of customers, from hospitals to rehab to athlete training and soon for home use.

As the company grows, it plans to lead the Interactive Fitness market as well as provide the medical industry with much needed data relating to improving neurological health in humans.

Human health is in a crisis. Join us at SMARTfit as we deliver a solution.

2013-2015

Operating system, Application Software and Hardware Development

Acquisition of manufacturing facility Hardware design, dev and shipment of first-gen systems

2015-2016

2nd Gen Hardware Configurations

Easy assembly utilizing common components Adaptable to any future required configuration Market testing in high impact/high volume locations

2017-2018

User Interface

Cross-platform Android/iOS application, Market-specific library of programming, Testing and Reporting, Fitness content, Fitness Industry test launch. Purchased SMARTfit intellectual property license.

2018-2019

Launch in Rehab Market

Medical Content Creation Research (e.g., Parkinson's and MCI) CE Certification UL Certification

2019

Connected OS

On-line controller upgrades Remote content updates Infrastructure for subscription model Sales into US Rehab hospitals and clinics, International sales into Asia

2020-2021

Cloud

Data management for multiple locations. Launch of baseline and progress reporting Launch into Senior Care markets with new scalable Injection Molded product line 1st two major contracts

2022

Expanding With Crowd Funding

Expand dealer/distributor network Launch B2B and B2C subscriptions Expand Manufacturing capability

In the Press

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Meet Our Team



Catherine Lamberti

CEO, Founder and President of the Board

Founder and current CEO. Past experiences include SPAR Foodliners (CFO), founder and inventor – Solutions Plus (AUS), SuperSprings Inc. (US), Sportwall Intl Inc., Exercise Technology Inc., Multisensory Technologies Inc., SMARTfit Inc., which have generated combined sales of $100M+.



James Manley

CTO and Board Member

Jim is the co-founder, major shareholder, and board advisor and is the mastermind behind the engineering platform technology. Past experience includes PALCO Labs, Secosys, Valley Center, 3S, Respironics, Span Instruments, CDI, Liston Scientific, MTI



Tom West

VP Sales and Marketing

Tom is a co-founder and major shareholder with over 20 years selling the value of interactive technologies into a variety of US and international markets. Past experience includes interactive Fitness Holdings, Exercise Technology, and Head Racquet Sports.



Frauke Wittmer-Grant

Interim CFO, Board Member and Board Secretary

Frauke has been working with the original SMARTfit team for the past 20 years in business development, finance and as corporate secretary. Past experience Amber Engineering, Raytheon, Sportwall Intl Inc, ETI, MTI, MTech Imaging USA, Miltrade Pte Ltd., Aerial Alchemy. She holds a MBA and Masters in Finance



Mike Studer, PT, MHS, NCS, CEEAA, CWT, CSST, FAPTA

Clinical and Program Development

Mike has been board-certified as a Clinical Specialist in Neurologic Physical Therapy since 1995. He also holds the distinction of being the only PT in the US to be recognized with the national award for clinical excellence in two different categories, neurology and geriatrics. Mike is considered a Key Opinion Leader and is a sought-after speaker including appearances on TED talk.



Ryan Glatt

Director of Programming

Ryan is a personal trainer and brain-health coach with over a decade of experience. He currently practices brain-based strategies for cognitive enhancement. Ryan has released the Brain Health Trainer course, which is the first comprehensive course to be released on the topic of brain health and exercise



Dr. Rob Winningham

Clinical and Program Development

Dr. Winningham is a Provost and VP for Academic Affairs at Western Oregon University. His main focus is on Cognitive Psychology and Applied Memory Issues in Older Adults.



Martin Teicher, MD, PhD

Scientific Advisor

Director, Developmental Biopsychiatry Research Program

Harvard Medical School, Associate Professor of Psychiatry



Charles Y. Liu, PhD, MD

Scientific Advisor

Professor, Neurosurgery, Neurology, and Biomedical Engineering USC Director, USC Neurorestoration Center

Associate Chief Medical Officer and of Neurosurgery at Rancho de Los Amigos



Beth Fisher, PhD, PT, FAPTA

Scientific Advisor

Professor of Clinical Physical Therapy

Director, Neuroplasticity and Imaging

Laboratory Division of Biokinesiology and Physical Therapy at USC



Fabio Macciardi, MD, PhD

Scientific Advisor

UC Irvine Professor, Laboratory of Molecular Psychiatry, Psychiatry & Human Behavior School of Medicine



Phillip D. Tomporowski, PhD

Scientific Advisor

University of Georgia, ACSM Fellow, Author, Experimental Psychologist



Yi Jin, MD

Scientific Advisor

Department of Psychiatry and Human Behavior, California College of Medicine, University of California, Irvine



Diego Jacobson

Board member

Founded DJ Manufacturing in 1988 and served as President and CEO until 2009. During that time the company grew to have more than 1,850 employees and 5 facilities manufacturing a wide range of complex garments for the Department of Defense.

Founded White Glacier in 2014 to develop a new Survival suit for hypothermia protection which also certifies as an Immersion suit for the new Polar Code.



Michael Hayes

Board member

Michael has his own company and has been a consultant/coach/counselor for the past 43 years. He has extensive experience developing small businesses into successful enterprises through consulting, networking and advising on marketing and business topics. For the past 20 years he has been on the board of directors of a very successful manufacturing company.

Offering Summary

Company	SMARTfit Inc.
Corporate Address	20 N. Aviador St Unit C, Camarillo, CA 93010
Offering Minimum	$9,999.36
Offering Maximum	$1,069,999.84
Minimum Investment Amount (per investor)	$278.88

Terms

Offering Type	Equity
Security Name	Class B Nonvoting Common Stock
Minimum Number of Shares Offered	8,928
Maximum Number of Shares Offered	955,357
Price per Share	$1.12
Pre-Money Valuation	$49,143,293.90

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Early Bird

Super Early Bird - First 7 days | SMARTfit Cap + 20% Product Coupon + 15% bonus shares

Early Bird Bonus - Next 7 days | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Volume

Tier 1 perk - ($500) | SMARTfit Cap + 20% Product Coupon + 2% bonus shares

Tier 2 perk - ($1000) | SMARTfit Cap + 20% Product Coupon + 5% bonus shares

Tier 3 perk - ($5,000) | SMARTfit Cap + 20% Product Coupon + 7% bonus shares

Tier 4 perk - ($10,000) | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Tier 5 perk - ($25,000) | SMARTfit Cap + 20% Product Coupon + 12% bonus shares + Zoom Call with Founder and CEO

Tier 6 perk - ($50,000) | SMARTfit Cap + 20% Product Coupon + 15% bonus shares + Zoom Call with founder and CEO

Product Coupon: usable on website orders, transferrable, expires 12 months from issuance, does not include shipping, tax or installation if needed

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SMARTfit Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Nonvoting Common Stock at $1.12 / share, you will receive 110 shares of Class B Nonvoting Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Page Video

Pop-quiz, can you tell what this pro-athlete and this octogenarian have in common?

The answer is that they both work out their bodies and brains simultaneously using SMARTfit, the neuro-cognitive gym.

SMARTfit is our proprietary technology and exercise system that combines brain and body exercises in a gamified way, which leads to the creation of new brain cells, improving cognitive health and physical mobility at the same time which directly transfers to how we live our daily lives.

When it comes to comprehensive neuro-health, SMARTfit is becoming the go-to solution.

As our population ages, more people are dealing with debilitating cognitive issues like Alzheimer's, dementia, Parkinson's, and strokes. Neurological issues are expensive to treat and are taxing on the healthcare system.

We've realized that the key to improving our overall health starts in the brain, so we need a gym that trains the brain while training the body too. That's why we've invented our system, the SMARTfit.

Currently our system is in use at over 600 sites across 14 countries and we have pilot studies with USC and Buffalo University and a white paper with Pacific Neuro Institute."

SMARTfit is composed of both software and hardware that train and measure cognitive and physical abilities using linked computers, designed to take a beating, and able to communicate back-n-forth with a controller at lightning speed.

These components are paired with other gamification elements like time clocks, sound boards, and scorecards that measure speed, accuracy, and placement, and fuel a desire to play and improve.

All user results are encrypted and logged to the cloud so researchers can utilize our growing dataset with the aim to provide an accurate picture of what cognitive functioning while completing particular tasks looks like across age demographics.

This data will be medically game-changing when it comes to treating neurological diseases.

SMARTfit isn't just for older adults. We also work with school-age children, professional athletes, and members of the US military. It is adaptable and can be customized for rehab patients, people living with a TBI and children on the autism spectrum.

Our mission is to offer a leading-edge rehabilitation technology for both brain and body, and to promote neuro-health for all.

Join us and Invest today.

Page Video 1:

[Music]

[Applause]

[Music]

I'm Gunnar Peterson I'm a personal trainer in Beverly Hills California. I've been doing this for 29 years and I've been working with professional athletes for 25 years. I definitely don't have a crystal ball but I can tell you in my opinion, SMARTfit is the next big thing in fitness because it has a universal appeal and it incorporates the brain and the body.

So, while SMARTfit can challenge you physically it can also challenge you from a cognitive standpoint so you're making better decisions under pressure obviously that translates to sports but it can also translate to the workplace. Mental acuity stays high you make less errors and you rise up in your field. SMARTfit can help athletes at any level. It can help young kids all the way up to the professional level.

Think about cognitive fitness. So you're making better decisions under pressure which means better clock management, better ease of defense, less turnovers, more wins, lot less losses. SMARTfit improves coordination and balance because it makes you move while it makes you think. Not a lot of exercises do that so there are so many drills on the SMARTfit we can incorporate burpees push-ups, touches, turns, lateral training reverse training.

Think about all the ways that an athlete moves in the sport. All three planes of motion are incorporated as well as the hand to eye coordination which allows them to improve not only in their sport or from a cardiovascular standpoint and an overall fitness standpoint. SMARTfit also improves your visual training because it has external targets that are also moving you have to think to find your target and it's not always the target you think it is.

So SMARTfit brings the gaming component into exercise and I'm not going to sit here and tell you that it tricks you into exercising because we all know better than that, but it does fire up your competitive spirit. And, you're competing against yourself so those of you don't like to compete outwardly. It's a game you against you, and what will happen is you'll see what if I could get better and you're going to play it again and then you think, “Oh, I could still beat that and you're going to play it again and again and again. Not only are you going to get better but you're going to get more fit and you're going to discover a new side of you, the winner!

With the SMARTfit app which is available on any device, you can track data analytics as well as programs. Another terrific thing about the SMARTfit app is you can track your progress. You can compete against yourself and you can stay motivated and that's the key to success with any exercise. If you're searching for the most modern brain body training solution go to the SMARTfit website you get your questions answered and you will get fired up!

[Music]

[Applause]

Page Video 2:

Mini Portable Script:

A person's brain health can affect everything from Activities of Daily Living to cognitive decline. Studies have shown that exercising brain and body together, also known as dual tasking, can significantly improve brain health and physical mobility in older adults.

To assess and improve brain health, SMARTfit has created the world's first comprehensive baseline test of cognitive capabilities while moving. It's safe and easy to implement yet surprisingly economical. Since taking patients to the gym can be time consuming and costly, our new portable solution allows you to take the 5-minute test directly to them. Just roll it from room to room and use SMARTfit's simple video instructions as a guide.

Each test is followed with a 20-minute personalized training session to improve identified weaknesses. Built-in leveling ensures the patient stays engaged and challenged but is never overwhelmed.

• The assessment starts with the 5-minute dual task cost test.

• The Sequence of the test involves doing the physical task first, followed by the cognitive task. We then combine the two tasks to determine how much functionality the person loses when performing the tasks simultaneously. This is called the dual task cost.

• The completed test generates a baseline report that guides a choice of predesigned training activities to improve physical and cognitive performance.

• For this client, we chose Seated Programs, using the video examples to ensure the person is executing the program safely.

SMARTfit's testing and training can improve ADL performance, help restore functionality, and reduce falls. Better cognitive performance increases confidence, improves mood, and can slow the progression to mild cognitive impairment. Both reduce costs and lead to a happier, more engaged patient population.

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Page Video 7:

Dual Task Cost Test Script:

• In this video, we will demonstrate a dual task cost test from beginning to end, review the data and then look at the recommended training programs. This should take less than 5 minutes in real time.

• Before we begin, sign in an active client

• In the test tab, select the dual task cost folder where you'll see 3 more subfolders.

• In the Lower Extremity folder, you'll notice different versions of the Sit to Stand test,

• In the Gait folder, you'll see different versions of the TUGO test.

• And in the Balance folder, you'll have access to the 4 Stage balance test.

• The variations of the tests in each folder will allow you to match the appropriate test to the physical ability of the participant.

• Once we've chosen our test, we'll see level 1 through 3 subfolders which refers to the cognitive difficulty.

• Level 1 is easier, while level 2 and 3 get more challenging.

• Assess your client and decide which level to choose.

• You'll see a "how to play" video which demonstrates the cognitive difficulty within the selected level of each test.

• In this example, we will run the sit to stand – 30 sec (Level 3) Test

• The first activity will be the physical only task, the second activity will be the cognitive only task and the third activity will be the dual task.

• In the physical only task, the player stands up to strike the center target then sits back down again.

• The player repeats this movement sequence until the timer ends to count the total number of complete repetitions.

• In the cognitive only task, the player will remain in a seated position while striking the correct target, which in level 3 is Seek each letter of the alphabet while skipping one letter after each strike. The data gathered will include score, accuracy, reaction time, and the total number of strikes.

• Finally, we do both tasks together to compare both the physical only results and the cognitive only results independently to the dual task results to determine the dual task cost, which is loss of performance when doing both together.

• As soon as the test is complete, you will have the option to generate a report.

• There are a few options to consider before generating your report. For example, you can add your notes about the test results and what occurred during the test.

• You can turn on or off the “Show Protocol Description” switch. When this feature is turned on, it will include the written test procedure on the report.

• You can also turn on or off the “Include Score” switch. When this is turned on, it will include the score gathered from each test.

• Select the blue “Export” button.

• At the top of the page here we’ll see the client information which includes their name, age, gender, the date, and time this test began.

• The first bolded data set is for the physical only task. The participant achieved 12 sit to stand repetitions.

• The second data set is for the cognitive only task. The participant scored 55 points, reached an accuracy of 85%, averaged a reaction time of 2.88 seconds, and scored 13 total strike repetitions.

• The final data set is for the dual task activity. This participant scored 40 points, reached an accuracy of 89%, averaged a reaction time of 4.05 seconds, and achieved 9 sit to stand repetitions.

• The percentages near the bottom of the report will compare the results from the dual task to the physical only task and the cognitive only task. The first percentage shows a negative 25% from the physical only task to the dual task. In other words, there was a cost of 25 % when performing the dual task activity.

• Then we see the percentages comparing the cognitive only task to the dual task. Here we can see a positive 5% improvement in accuracy, a negative 41% decline in reaction time, a negative 31 % decline in total strike repetitions, and a negative 21 % decline in score.

• A larger percentage of decline indicates a higher dual task cost result while a smaller percentage of decline indicates a low dual task cost result.

• If there is no dual task cost, then the test was not challenging enough, and we recommend you retest at a higher level.

• Overtime, we want to demonstrate that the level of the predesigned programs we decide to utilize are helping to lower the dual task cost.

• Your conclusion notes will appear at the bottom of the page shown here.

• The second page of the report will recommend two separate predesigned programs which are intended to improve the results of the dual task cost test on the retest

• Because the sit to stand test is focused on lower extremity strength, the first recommended program points you to the strength folder. The image shown on the report demonstrates the selection process within the Brain Health Fitness for Older Adults programming

• Additionally, the primary cognitive focus of this test was Attention. Therefore, the second recommended program points us toward the attention folder.

• Now select the Play tab and locate the Predesigned Programs section.

• Select the brain heath fitness for older adults folder, then Select Independent

• First, we will run our strength program so choose physical, then select strength.

• The programs also allows a choice between a level 1, 2, or 3 program.

• In this folder, level 1 indicates the program will have less time and less targets in play, while level 2 and 3 progressively add more time and more targets.

• For example, in the level 3 programs, all 9 targets will be in play, while level 1 only has the middle 3 targets in play.

• In the same session, we may want to run the second recommended program to improve their cognitive performance.

• Select the same brain heath fitness for older adults folder, then Select Independent

• This time we will select the cognitive folder, and choose out attention specific programming.

• After 2 – 4 weeks of utilizing these programs, you will be ready to retest against the baseline scores from dual task cost report.

• The new report generated after the retest will provide the improvement made from the baseline test.

• We recommend you retest your client every 2 – 4 weeks to help them to see how they are progressing and to help the trainer to ensure the client is sufficiently challenged without being overwhelmed.

• Ideally you will be looking for positive improvement on each of the charts and a lowering of the dual task cost results.

• This will also help your client to be more engaged with their training program and possibly attend their sessions with a high level of motivation as they recognize their efforts are paying off.

• After the retest is complete, you will have the option to generate a report.

• Select the most recent attempt first which will be at the bottom of this list, then select the blue next button.

• The remaining attempts will be highlighted for you. Select the blue next button to continue.

• There are 2 new options to consider before generating your progress report. For example, you can turn on or off the “Include Growth Analysis” switch. When this feature is turned on, it will include a page on the report showing the percentages of improvement or decline for each activity and the dual task cost.

• You can also turn on or off the “Include Session Analysis” switch . When this is turned on, it will include a page on the report showing the graphs with plotted data points from each session in a subsequent order starting from the first attempt and ending with the last attempt.

• Select the blue “Export” button.

• The first page of the report will show the basic client information and the data collected from the most recent attempt at this test. We covered this page in detail earlier in this video, so we will skip over the details for now.

• The second page of the report shows the growth analysis where you’ll see the percentages of either improvement (in green) or decline (in red) when comparing your baseline test to each succeeding attempt performed on this same program.

• For example, we see there was a 0 % improvement or decline in the physical only task. That means there was no increase or decrease in the number of sit to stand repetitions from session 1 to session 2.

• Under the Cognitive Only Task, we had a positive 18% improvement in accuracy, a negative 8 % decline in reaction time, a negative 15 % decline in strike repetitions, and a 0% improvement or decline in score.

• Under the Dual Task Activity, there was a positive 1% improvement in accuracy, an 8% improvement in their reaction time, a 11% improvement in sit to stand repetitions, and a 12 % increase in score.

• This last group of percentages demonstrates whether the predesigned programs we decided to utilize are helping to lower the dual task cost.

• The Dual Task Cost showed a 33% increase the number of sit to stand repetitions, a 312% increase in accuracy, a 52% improvement in reaction time, a 70 % improvement in strike repetitions, and a 33 % increase in score.

• A batch of green percentages means an improvement was made and the dual task cost is lower in the second attempt compared to the first attempt.

• A batch of red percentages would have meant there was a decline, and the dual task cost would be higher.

• The third page of the report will show a graphed version of the same data we received in the growth analysis page.

• The graph will indicate whether or not an improvement or decline was made for the physical only task, the cognitive only task, the dual task, and the dual task cost results.

- The final page of the report will recommend the same two predesigned programs we reviewed in detail earlier in the video.
- As a reminder, these programs are intended to improve the results of the dual task cost test on the retest.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0858010

3566759

FILED JTM
Secretary of State
State of California
DEC 1 6 2021

1cc
1pc

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF SMARTFIT, INC.

The undersigned certify that:

1. They are the **president** and **secretary**, respectively, of SMARTfit Inc., a California corporation, with California Entity Number C3566759.

2. Article V of the Articles of Incorporation of this corporation is amended to read as follows:

V

Shares: (a) This corporation is authorized to issue two classes of stock, designated respectively "Common Stock" and "Preferred Stock." The total number of shares which this corporation is authorized to issue is One Hundred Million (100,000,000), of which 90,000,000 shares of Common Stock may be issued and 10,000,000 shares of Preferred Stock may be issued.

(b) 80,000,000 shares of Common Stock are designated as "Class A Voting Common Stock" and 10,000,000 shares of Common Stock are designated as "Class B Nonvoting Common Stock." The rights, preferences, powers and privileges of the shares of Class A Voting Common Stock and Class B Nonvoting Common Stock are identical, except that the Class B Nonvoting Common Stock shall have no voting rights on any matter except as required by law, and for all purposes under these amended articles of incorporation the Class A Voting Common Stock and Class B Nonvoting Common Stock shall together constitute a single class of shares of the capital stock of the corporation.

Upon these amended articles of incorporation becoming effective pursuant to the Cal. Corp. Code §908 (the "Effective Time"), each issued and outstanding share of the corporation's existing common stock (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and converted into one (1) share of Class A Voting Common Stock. All of the stock certificates that, immediately prior to the Effective Time, collectively represented shares of Old Common Stock (the "Old Certificates") will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, collectively represent the Class A Voting Common Stock into which the Old Common Stock has been reclassified, provided, however, that each person holding of record Old Certificates shall receive, upon surrender of such certificates, a new certificate evidencing and representing the Class A Voting Common Stock into which such person's Old Common Stock has been reclassified pursuant hereto (unless the corporation determines that such Class A Voting Common Stock shall be uncertificated pursuant to the bylaws of the Corporation).

(c) The board of directors may divide the Preferred Stock into any number of series. The board shall fix the designation and number of shares of each such series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

A0858010

4. The foregoing amendment has been duly approved by the required vote of the shareholders in accordance with Cal. Corp. Code §902. The total number of shares issued and outstanding is 32,255,066. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: December 16, 2021

Catherine B. Lamberti, President/CEO

Frauke Witmer-Grant, Secretary

I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

DEC 30 2021

SHIRLEY N. WEBER, Ph.D., Secretary of State